Exhibit 21.1
OPENDOOR TECHNOLOGIES INC.

Subsidiaries

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant have been omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2025.

OD Intermediate SUBI Holdco II LLC	DE
OD Intermediate SUBI Holdco VII LLC	DE
Opendoor Labs Inc.	DE
Opendoor Property Trust I	DE